Exhibit 99.1

Bilibili Inc. Announces 2021 Fourth Quarter and Fiscal Year Financial Results

SHANGHAI, March 3, 2022 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights:

•	Total net revenues reached RMB5,780.8 million (US$907.1 million), a 51% increase from the same period in 2020.

•	Average monthly active users (MAUs) reached 271.7 million, and mobile MAUs reached 252.4 million, representing increases of 35% and 35%, respectively, from the same period in 2020.

•	Average daily active users (DAUs) reached 72.2 million, a 34% increase from the same period in 2020.

•	Average monthly paying users (MPUs1) reached 24.5 million, a 37% increase from the same period in 2020.

“Our growth has been substantial with MAU more than doubled, topline near tripled in the past three years,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “We ended 2021 with fourth quarter MAUs reaching 271.7 million, up 35% year-over-year. Our community also remained highly active and engaged in the fourth quarter, with a 34% year-over-year increase in DAUs and users spending a daily average of 82 minutes on our platform. With the videolization tailwind, our growth momentum remains strong. Stepping into 2022, we are committed to our healthy growth strategy to further expand our user base and we will actively explore commercialization opportunities within our tight bonded video community. At the same time, we will focus on strengthening our execution and improving operating efficiency across our businesses.”

“Our total revenues reached RMB5.8 billion in the fourth quarter, and RMB19.4 billion for the full year, representing growth of 51% and 62% year-over-year, respectively,” said Mr. Sam Fan, chief financial officer of Bilibili. “In the fourth quarter, our advertising revenues increased by 120%, leading our topline growth. MPUs also grew to nearly 25 million in the fourth quarter, up 37% year-over-year, and our paying ratio increased to 9.0%. Overall, our commercialization capabilities improved consistently with revenue per MAU in 2021 increased by 20% year-over-year. Looking ahead, while committing to our growth strategy, we will be prudent with our expenses and aim to narrow our loss margins in 2022. Our cash reserves remained healthy with RMB30.2 billion at the end of 2021, providing a strong cushion in the evolving industry landscape.”

Fourth Quarter 2021 Financial Results

Total net revenues. Total net revenues were RMB5,780.8 million (US$907.1 million), representing an increase of 51% from the same period of 2020.

Mobile games. Revenues from mobile games were RMB1,295.4 million (US$203.3 million), representing an increase of 15% from the same period of 2020. The increase was primarily due to the popularity of our newly launched mobile games.

Value-added services (VAS). Revenues from VAS were RMB1,894.5 million (US$297.3 million), representing an increase of 52% from the same period of 2020, mainly attributable to the Company’s enhanced monetization efforts, led by an increased number of paying users for the Company’s value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB1,587.6 million (US$249.1 million), representing an increase of 120% from the same period of 2020. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as Bilibili’s improved advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB1,003.3 million (US$157.4 million), representing an increase of 35% from the same period of 2020, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB4,683.0 million (US$734.9 million), representing an increase of 62%, compared with the same period of 2020. Revenue-sharing cost, a key component of cost of revenues, was RMB2,428.5 million (US$381.1 million), representing an increase of 91% from the same period in 2020, primarily due to an increase in revenue-sharing payments made to hosts and content creators and an increase in payments made to distribution channels as we expanded our mobile games and VAS offerings.

Gross profit. Gross profit was RMB1,097.8 million (US$172.3 million), representing an increase of 16% from the same period in 2020.

Total operating expenses. Total operating expenses were RMB3,097.3 million (US$486.0 million), representing an increase of 68% from the same period of 2020.

Sales and marketing expenses. Sales and marketing expenses were RMB1,761.6 million (US$276.4 million), representing a 73% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses to promote Bilibili’s apps and brand, as well as increased promotional expenses for the Company’s mobile games.

General and administrative expenses. General and administrative expenses were RMB538.1 million (US$84.4 million), representing a 57% increase year-over-year. The increase was primarily due to increased headcount in general and administrative personnel, increased share-based compensation expenses, increased allowance for doubtful accounts, higher rental expenses and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB797.6 million (US$125.2 million), representing a 65% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB1,999.5 million (US$313.8 million), compared with RMB903.4 million in the same period of 2020.

Income tax expense. Income tax expense was RMB32.8 million (US$5.1 million), compared with RMB14.8 million in the same period of 2020.

Net loss. Net loss was RMB2,095.8 million (US$328.9 million), compared with RMB843.7 million in the same period of 2020.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions and (gain)/loss on fair value change in investments in publicly traded companies, was RMB1,659.8 million (US$260.5 million), compared with RMB691.5 million in the same period of 2020.

Basic and diluted EPS and adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB5.34 (US$0.84), compared with RMB2.34 in the same period of 2020. Adjusted basic and diluted net loss per share were RMB4.22 (US$0.66), compared with RMB1.91 in the same period of 2020.

Cash and cash equivalents, time deposits and short-term investments. As of December 31, 2021, the Company had cash and cash equivalents, time deposits, and short-term investments of RMB30.2 billion (US$4.7 billion), compared with RMB12.8 billion as of December 31, 2020.

Recent Development

In November 2021, the Company completed an offering of convertible senior notes (the “Notes”) due 2026 in aggregate principal amount of US$1,600 million. The Company plans to use the net proceeds from the Notes for enriching its content offerings, investing in research and development, and other general corporate purposes.

Fiscal Year 2021 Financial Results

Total net revenues. Total net revenues were RMB19.4 billion (US$3.0 billion), representing an increase of 62% from 2020.

Mobile games. Revenues from mobile games were RMB5.1 billion (US$798.9 million), representing an increase of 6% from 2020.

Value-added services (VAS). Revenues from VAS were RMB6.9 billion (US$1.1 billion), representing an increase of 80% from 2020, mainly attributable to the Company’s enhanced monetization efforts, led by an increase in the number of paying users for the Company’s value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB4.5 billion (US$709.8 million), representing an increase of 145% from 2020. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market as well as improvement of Bilibili’s advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB2.8 billion (US$444.8 million), representing an increase of 88% from 2020, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues increased by 67% to RMB15.3 billion (US$2.4 billion), compared with RMB9.2 billion in 2020. Revenue-sharing cost, a key component of cost of revenues, was RMB7.7 billion (US$1.2 billion), representing an increase of 77% from 2020.

Gross profit. Gross profit was RMB4.0 billion (US$634.5 million), representing an increase of 42% from 2020.

Total operating expenses. Total operating expenses were RMB10.5 billion (US$1.6 billion), representing an increase of 75% from 2020.

Sales and marketing expenses. Sales and marketing expenses were RMB5.8 billion (US$909.3 million), representing a 66% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili’s apps and brand, as well as increased promotional expenses for the Company’s mobile games and increased headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB1.8 billion (US$288.3 million), representing an 88% increase year-over-year. The increase was mainly attributable to increased headcount in general and administrative personnel, increased share-based compensation expenses, increased allowance for doubtful accounts, higher rental expenses and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB2.8 billion (US$445.6 million), representing an 88% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel, increased share-based compensation expenses and other research and development expenses.

Loss from operations. Loss from operations was RMB6.4 billion (US$1.0 billion), compared with RMB3.1 billion in 2020.

Income tax expense. Income tax expense was RMB95.3 million (US$15.0 million), compared with RMB53.4 million in 2020.

Net loss. Net loss was RMB6.8 billion (US$1.1 billion), compared with RMB3.1 billion in 2020.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions and (gain)/loss on fair value change in investments in publicly traded companies, was RMB5.5 billion (US$862.7 million) compared with RMB2.6 billion in 2020.

Basic and diluted EPS and Adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB17.87 (US$2.80), compared with RMB8.71 in 2020. Adjusted basic and diluted net loss per share were RMB14.42 (US$2.26), compared with RMB7.40 in 2020.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2021 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of December 31, 2021.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Share Repurchase Program of the Company and Proposed Share Purchase by Management

The Company announced today that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company plans to fund the repurchases from its existing cash balance.

In addition, Mr. Rui Chen, chairman and chief executive officer of Bilibili, has informed the Company of his intention to use his personal funds to purchase up to US$10 million of the Company’s ADSs in the open market for the next 24 months.

Outlook

For the first quarter of 2022, the Company currently expects net revenues to be between RMB5.3 billion and RMB5.5 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 The paying users refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates.

2 Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 3, 2022 (8:00 PM Beijing/Hong Kong time on March 3, 2022).

Details for the conference call are as follows:

Event Title:                Bilibili Inc. Fourth Quarter and Fiscal Year 2021 Earnings Conference Call

Conference ID:          7272119

Registration Link:     http://apac.directeventreg.com/registration/event/7272119

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until March 10, 2022:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	7272119

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions and loss/(gain) on fair value change in investments in publicly traded companies, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2021	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	1,129,656	1,391,666	1,295,350	4,803,382	5,090,926
Value-added services (VAS)	1,247,226	1,908,896	1,894,518	3,845,663	6,934,886
Advertising	722,424	1,171,969	1,587,616	1,842,772	4,523,421
E-commerce and others	740,821	734,043	1,003,299	1,507,159	2,834,451

Total net revenues	3,840,127	5,206,574	5,780,783	11,998,976	19,383,684
Cost of revenues	(2,896,003)	(4,188,087)	(4,682,981)	(9,158,800)	(15,340,537)
Gross profit	944,124	1,018,487	1,097,802	2,840,176	4,043,147
Operating expenses:
Sales and marketing expenses	(1,020,688)	(1,633,269)	(1,761,605)	(3,492,091)	(5,794,853)
General and administrative expenses	(342,819)	(474,910)	(538,120)	(976,082)	(1,837,506)
Research and development expenses	(483,973)	(788,312)	(797,617)	(1,512,966)	(2,839,862)

Total operating expenses	(1,847,480)	(2,896,491)	(3,097,342)	(5,981,139)	(10,472,221)

Loss from operations	(903,356)	(1,878,004)	(1,999,540)	(3,140,963)	(6,429,074)
Other income/(expenses):
Investment income/(loss), net	9,016	(724,311)	(93,331)	28,203	(194,183)
Interest income	14,995	18,231	26,583	83,301	70,367
Interest expense	(34,743)	(36,524)	(50,097)	(108,547)	(155,467)
Exchange gains/(losses)	13,388	(11,621)	4,056	41,717	(15,504)
Others, net	71,750	(25,744)	49,349	95,641	10,411

Total other income/(expenses), net	74,406	(779,969)	(63,440)	140,315	(284,376)

Loss before income tax	(828,950)	(2,657,973)	(2,062,980)	(3,000,648)	(6,713,450)
Income tax	(14,761)	(28,327)	(32,787)	(53,369)	(95,289)

Net loss	(843,711)	(2,686,300)	(2,095,767)	(3,054,017)	(6,808,739)
Accretion to redeemable noncontrolling interests	—	—	—	(4,292)	—
Net loss attributable to noncontrolling interests	15,912	9,219	7,753	46,605	19,511

Net loss attributable to the Bilibili Inc.’s shareholders	(827,799)	(2,677,081)	(2,088,014)	(3,011,704)	(6,789,228)
Net loss per share, basic	(2.34)	(6.90)	(5.34)	(8.71)	(17.87)
Net loss per ADS, basic	(2.34)	(6.90)	(5.34)	(8.71)	(17.87)
Net loss per share, diluted	(2.34)	(6.90)	(5.34)	(8.71)	(17.87)
Net loss per ADS, diluted	(2.34)	(6.90)	(5.34)	(8.71)	(17.87)
Weighted average number of ordinary shares, basic	353,736,436	387,921,805	391,248,558	345,816,023	379,898,121
Weighted average number of ADS, basic	353,736,436	387,921,805	391,248,558	345,816,023	379,898,121
Weighted average number of ordinary shares, diluted	353,736,436	387,921,805	391,248,558	345,816,023	379,898,121
Weighted average number of ADS, diluted	353,736,436	387,921,805	391,248,558	345,816,023	379,898,121

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2021	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	12,660	18,833	26,163	37,087	76,232
Sales and marketing expenses	12,080	12,053	15,257	40,808	53,452
General and administrative expenses	72,407	128,903	165,669	181,753	553,526
Research and development expenses	50,214	78,650	100,381	126,250	316,607

Total	147,361	238,439	307,470	385,898	999,817

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	December 31,
	2020	2021
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	4,678,109	7,523,108
Time deposits	4,720,089	7,632,334
Accounts receivable, net	1,053,641	1,382,328
Prepayments and other current assets	1,930,519	4,848,364
Short-term investments	3,357,189	15,060,722

Total current assets	15,739,547	36,446,856

Non-current assets:
Property and equipment, net	761,941	1,350,256
Production cost, net	667,876	1,083,772
Intangible assets, net	2,356,959	3,835,600
Goodwill	1,295,786	2,338,303
Long-term investments, net	2,232,938	5,502,524
Other long-term assets	810,561	1,495,840

Total non-current assets	8,126,061	15,606,295

Total assets	23,865,608	52,053,151

Liabilities
Current liabilities:
Accounts payable	3,074,298	4,360,906
Salary and welfare payables	734,376	995,451
Taxes payable	127,192	203,770
Short-term loan	100,000	1,232,106
Deferred revenue	2,118,006	2,645,389
Accrued liabilities and other payables	1,237,676	2,633,389

Total current liabilities	7,391,548	12,071,011
Non-current liabilities:
Long-term debt	8,340,922	17,784,092
Other long-term liabilities	350,934	481,982

Total non-current liabilities	8,691,856	18,266,074

Total liabilities	16,083,404	30,337,085

Total Bilibili Inc.’s shareholders’ equity	7,600,200	21,703,667
Noncontrolling interests	182,004	12,399

Total shareholders’ equity	7,782,204	21,716,066

Total liabilities and shareholders’ equity	23,865,608	52,053,151

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2021	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB
Net loss	(843,711)	(2,686,300)	(2,095,767)	(3,054,017)	(6,808,739)
Add:
Share-based compensation expenses	147,361	238,439	307,470	385,898	999,817
Amortization expense related to intangible assets acquired through business acquisitions	16,007	28,017	33,227	48,958	113,405
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(1,514)	(1,514)	(3,028)	(6,056)
(Gain)/Loss on fair value change in investments in publicly traded companies	(9,621)	799,311	96,771	20,234	204,000

Adjusted net loss	(691,478)	(1,622,047)	(1,659,813)	(2,601,955)	(5,497,573)

Net loss attributable to the Bilibili Inc.’s shareholders	(827,799)	(2,677,081)	(2,088,014)	(3,011,704)	(6,789,228)
Add:
Share-based compensation expenses	147,361	238,439	307,470	385,898	999,817
Amortization expense related to intangible assets acquired through business acquisitions	16,007	28,017	33,227	48,958	113,405
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(1,514)	(1,514)	(3,028)	(6,056)
(Gain)/Loss on fair value change in investments in publicly traded companies	(9,621)	799,311	96,771	20,234	204,000

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(675,566)	(1,612,828)	(1,652,060)	(2,559,642)	(5,478,062)

Adjusted net loss per share, basic	(1.91)	(4.16)	(4.22)	(7.40)	(14.42)
Adjusted net loss per ADS, basic	(1.91)	(4.16)	(4.22)	(7.40)	(14.42)
Adjusted net loss per share, diluted	(1.91)	(4.16)	(4.22)	(7.40)	(14.42)
Adjusted net loss per ADS, diluted	(1.91)	(4.16)	(4.22)	(7.40)	(14.42)
Weighted average number of ordinary shares, basic	353,736,436	387,921,805	391,248,558	345,816,023	379,898,121
Weighted average number of ADS, basic	353,736,436	387,921,805	391,248,558	345,816,023	379,898,121
Weighted average number of ordinary shares, diluted	353,736,436	387,921,805	391,248,558	345,816,023	379,898,121
Weighted average number of ADS, diluted	353,736,436	387,921,805	391,248,558	345,816,023	379,898,121